UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

January 16, 2024

(Date of Report)

NV REIT LLC

(Exact name of registrant as specified in its charter)

Delaware	88-4084839
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

5227 N. 7th Street Phoenix, AZ	85104
(Address of principal executive offices)	(Zip Code)

602-714-1555
Registrant’s telephone number, including area code

Class A Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Change to Investment in Venture on 17th LLC

On August 24, 2023, the Company published Supplement No. 3 indicating that the Company had invested in Venture on 17th LLC, an Arizona limited liability company (the “Project Entity”). Since then, the nature of the Company’s investment in the Project Entity has changed from a limited liability company interest to a debt instrument with the following terms:

1)	The Company loaned a total of $546,000 to the Project Entity, representing the full amount invested in the Project Entity so far.

2)	The loan matures on the earlier of December 26, 2026, or upon the sale or dissolution of the real estate project owned by the Project Entity.

3)	The loan bears interest at 15% per year.

4)	Interest is payable monthly, with all principal and accrued interest due at maturity.

Change to Investment Strategy

The Company has updated the section in the Offering Circular captioned “Investment Strategy” to provide as follows:

The Company intends to invest in the following types of multifamily projects:

●	Projects that are stabilized and produce positive cash flow – typically turn-key properties (“Type A Projects”); and

●	Existing projects where we believe we can add significant value and ground-up projects – typically properties in need of development and construction (together, “Type B Projects”).

The Company plans to invest approximately 80% of its capital in Type A Projects and 20% in Type B Projects.

All investments in Type B Projects will be made in the form of “mezzanine debt.” By that we mean loans with the following characteristics:

●	Unsecured

●	A term of 2-3 years

●	An interest rate of approximately 15%

Mezzanine loans may also be made to Type A Projects. However, mezzanine loans will not make up more than 20% of our total assets.

We plan to acquire 10 - 15 Type A Projects and hold them for 10 years or more. We intend to acquire projects that will yield an annual cash-on-cash return of between 5% and 7% and appreciate in value by approximately 4% per year.

The Company’s overall strategy is:

●	Identify properties that are producing strong cashflow in the Company’s target markets;

●	Purchase and maintain properties while increasing rents to match the market rates and optimize cash flow; and

●	Participate in value-add and ground-up projects with strong projected internal rates of return.

The Company might also purchase, build, or invest in other kinds of properties, beyond multifamily properties, so long as such properties are generating positive cash flow or can be made to generate positive cash flow once built and stabilized.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 16, 2024.

NV REIT LLC

By:	Neighborhood Ventures, Inc., as Manager

By	/s/ Jamison Manwaring
Jamison Manwaring, Manager

DATED: January 16, 2024

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